UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

PFF BANCORP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
69331W104
(CUSIP Number)
William Ramette
Cottonwood Holdings, Inc.
11 W. Madison Street
Oak Park, IL 60302
(708) 386-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69331W104	Schedule 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Cottonwood Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		2,229,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,229,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,229,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.85%

14	TYPE OF REPORTING PERSON*

	Corporation (CO)

CUSIP No.	69331W104	Schedule 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) FBOP Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		2,229,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,229,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,229,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.85%

14	TYPE OF REPORTING PERSON*

	Corporation (CO)

CUSIP No.	69331W104M	Schedule 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Michael E. Kelly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		2,229,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,229,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,229,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.85%

14	TYPE OF REPORTING PERSON*

	Individual (IN)

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on behalf of Cottonwood Holdings, Inc., FBOP Corporation and Michael E. Kelly on December 18, 2007 in reference to the Common Stock of PFF Bancorp, Inc.
Item 4. Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety as follows:
     On June 13, 2008, PFF Bancorp, Inc. (“PFF Bancorp” or the “Company”) entered into an Agreement and Plan of Merger (the “Agreement”) pursuant to which FBOP Corporation (“FBOP”) will acquire PFF Bancorp. Under the terms of the Agreement, upon the consummation of the transaction the stockholders of PFF Bancorp will receive $1.35 in cash for each share of PFF Bancorp common stock held. In addition, FBOP will immediately loan $7 million to PFF Bancorp in exchange for a secured note convertible into preferred stock of the Company with voting rights equivalent to 19.9% of the outstanding voting stock of the Company.
     Consummation of the merger transaction is subject to approval by PFF Bancorp’s stockholders and regulatory approval, as well as the satisfaction of other customary closing conditions.
     The foregoing descriptions of the transaction do not purport to be complete and are qualified in their entirety by reference to the applicable agreements, copies of which are filed as exhibits to this Amended Schedule 13D or Exhibits to the Company’s Form 8-K filed June 18, 2008 and incorporated by reference in the exhibits to this Amended Schedule 13D.

Item 5. Interest in Securities of the Issuer.
Item 5 remains unchanged except pursuant to Item 5(c) no shares of the Issuer have been acquired in the last sixty (60) days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On June 13, 2008, FBOP and M&I Marshall & Ilsley Bank (“M&I”), entered into an agreement pursuant to which FBOP has the right to, and under certain circumstances is required to, purchase a promissory note payable to M&I by PFF Bancorp.
In addition, certain directors and executive officers of PFF Bancorp have signed agreements to vote their shares in favor of the proposed merger. These agreements apply to approximately 800,000 of PFF Bancorp’s outstanding shares.
The foregoing descriptions of these agreements do not purport to be complete and are qualified in their entirety by reference to the applicable agreement, copies of which are filed exhibits to this Amended Schedule 13D.
Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement among FBOP Corporation, Cottonwood Holdings, Inc. and Michael E. Kelly.*
Exhibit 2:	Agreement and Plan of Merger among PFF Bancorp, Inc. FBOP Corporation and California Madison Holdings, Inc. dated June 13, 2008.**
Exhibit 3:	Convertible Promissory Note dated June 13, 2008.**
Exhibit 4	Forbearance Letter dated June 13, 2008.**
Exhibit 5	Agreement between M&I Marshall & Ilsley Bank and FBOP Corporation regarding M&I Loan dated June 13, 2008.
Exhibit 6	Voting Agreement and Irrevocable Proxy dated June 13, 2008.
Exhibit 7	Pledge Agreement dated June 13, 2008.**

*	Filed in original Schedule 13D, with consent dated December 17, 2007.

**	Incorporated by reference in the Company’s Form 8-K filed June 18, 2008.

SIGNATURE
     After reasonable inquiry and to the best of knowledge and belief of the Reporting Persons, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2008
FBOP Corporation
By:	/s/ Michael F. Dunning
Michael F. Dunning
Executive Vice President — Chief Financial Officer

Cottonwood Holdings, Inc.
By:	/s/ William M. Ramette
William M. Ramette
President

/s/ Michael E. Kelly